Inmarsat plc 99 City Road London EC1Y 1AX United Kingdom www.inmarsat.com
T +44 (0)20 7728 1000 F +44 (0)20 7728 1044
31 January 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

US Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

USA

Dear Mr. Spirgel

We would like to acknowledge receipt of the comments of the staff (the “Staff”) of the US Securities and Exchange Commission (the “SEC”) dated December 28, 2005 on our annual reports on Form 20-F for the fiscal year ended December 31, 2004. Our next filing of our annual reports on Form 20-F with the SEC will be the annual reports for the year ended December 31, 2005, which we expect to file by April 28, 2006 and will include additional disclosures in response to the Staff’s comments. In this letter we are providing supplemental information for those comments that require further explanation.

The headings and page numbers below correspond to the headings set forth in the Staff’s comment letter of December 28, 2005. The Staff’s comments are set out below in bold, followed by our responses.

Comment 1 – Item 15, Controls and Procedures, page 138.

We note your disclosure that “(t)here were no significant changes in the Company’s internal controls, or to our knowledge, in other factors that could significantly affect internal controls after December 31, 2004.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially effect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) or Regulation S-K.

Response 1.

As requested, we confirm that there was no change in our internal control over financial reporting that occurred during 2004, and in particular in the fourth quarter of the year, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. In our future Form 20-F filings, the wording of our Item 15 disclosures in respect of changes will more clearly reference changes that may have occurred during the year covered by the relevant report.

Registered in England and Wales No. 4886072

Comment 2 – Report of Independent Registered Public Accounting Firm, pages F-2 and F-3. Please tell us why a reference to the restatement is not required.

Response 2.

Our independent Registered Public Accountants have advised us that the reference to the restatement of our UK GAAP numbers in their audit reports was inadvertently omitted. We bring to the Staff’s attention that the restatement was not a result of an error, but rather a change in accounting policy, which under UK GAAP is required to be implemented with retroactive effect. We believe that we have clearly identified this change in accounting policy and the related restatements throughout our financial statements and footnotes, and highlighted within our MD&A. In light of this, our legal counsel has confirmed that they do not believe it is necessary to amend our Form 20-F filing for 2004 to add such references to the accountant’s reports, and we do not propose to make such an amendment at this time. Additionally, our Independent Registered Public Accountants have confirmed that they will be mindful to make reference in future audit reports of any changes in accounting or other matters that require retrospective implementation in our financial statements, whether with respect to reporting under our primary GAAP or US GAAP.

Comment 3 – Note 18. Loans and Borrowings, page F-35. See (k). Please provide the required disclosures under Rule 3-10(b)(4) of Regulation S-X.

Response 3.

The UK Companies Act 1985 (§§ 1, 24) requires a UK public limited company to have at least two shareholders. As a result, Inmarsat Finance II plc is 99.9%-owned by Inmarsat Holdings Limited, and 0.1%-owned by Inmarsat plc, which is the parent of Inmarsat Holdings Limited. Pursuant to the exception to the 100% ownership requirement of paragraphs (b) through (f) of Rule 3-10 provided by the Staff’s no-action position in Crown Cork & Seal Company, Inc., SEC No-Action Letter (March 10, 1997) and the interpretive position regarding foreign issuers and guarantors set out in section III.A.1(a)(i)(B) of Financial Statements and Periodic Reports for Related Issuers and Guarantors, Securities Act Release No. 7878, Exchange Act Release No. 43124, Fed. Sec. L. Rep. (CCH) ¶ 86,320 (Aug. 4, 2000), this de minimis failure to meet the 100%-owned test does not bar our reliance on Rule 3-10(b).

We note that a description of the significant restrictions on Inmarsat Holdings Limited’s ability to obtain funds from its subsidiaries by dividend or loan is set out in Item 3 “Key Information—Risk Factors—Risks Relating to the Senior Discount Notes” and Item 10 “Additional Information—Material Contracts”.

We propose to include the following disclosure in the relevant footnote (Loans and other borrowings) of the Inmarsat Holdings Limited annual report on Form 20-F for the fiscal year ended December 31, 2005:

“In November 2004, Inmarsat Finance II plc issued US$450.0 million aggregate principal amount at maturity of 10.375% Senior Discount Notes at a price of 66.894%, resulting in net proceeds of US$301.0 million. A portion of the net proceeds (US$291.0 million) was used to redeem a portion of the Subordinated Preference Certificates. The interest on the Senior Discount Notes accretes semi-annually in May and November until November 2008, when cash interest will begin to accrue and will be payable. Inmarsat Holdings Limited has fully and unconditionally guaranteed the Senior Discount Notes, which will mature on November 15, 2012. Inmarsat Finance II plc is 99.9%-owned by Inmarsat Holdings Limited, and 0.1%-owned by Inmarsat plc, which is the parent of Inmarsat Holdings Limited.

Inmarsat Holdings Limited’s ability to obtain funds from its subsidiaries by dividend or loan is limited by the senior credit agreement and the indentures governing the Senior Notes and the Senior Discount Notes. The senior credit agreement contains negative covenants that, among other things, generally restrict or prohibit the indirect subsidiary Inmarsat Investments Limited and its subsidiaries from making any repayment of principal under the indentures governing the Senior Notes and the Senior Discount Notes and from declaring or paying certain dividends or making certain other distributions to shareholders or making payment under the Subordinated Preference Certificates. In addition, the indentures governing the Senior Notes and the Senior Discount Notes contain covenants that, among other things, directly or indirectly restrict Inmarsat Holdings Limited’s ability to make certain payments, including dividends or other distributions, prepay or redeem subordinated debt or equity.

Substantially all of the net assets of Inmarsat Holdings Limited’s unconsolidated and consolidated subsidiaries as of the end of the fiscal year ended December 31, 2005 are restricted net assets.”

Comment 4 – Note 22. Employee share options, page F-38. Please disclose the name of the independent advisors or delete this reference.

Response 4.

We will remove the reference to “independent advisors” for our 20-F filing for the year ended December 31, 2005.

Comment 5 – Note 33(b). Financial Instruments and hedge accounting, page F-60. We note that you evaluated the existing portfolio of derivatives and elected to formally designate a portion as hedges. Please tell us why your accounting is appropriate under paragraph 28(a) of FAS 33.

Response 5.

As disclosed in Note 33 (b) to the financial statements, the Group enters into and has entered into derivative financial instruments (principally forward foreign currency contracts and foreign currency swaps) as hedging instruments in cash flow hedges of foreign currency risk associated with certain forecasted operating expenses in currencies which differ from the functional currency of the hedging entity.

Prior to October 2004, the Group’s accounting policy under US GAAP was not to designate formally any of its foreign currency derivative financial instruments as hedging instruments. As such, changes in the fair value of all foreign currency derivative financial instruments were reported in earnings immediately. The Group re-evaluated this decision and from October 1, 2004 began to apply hedge accounting for US GAAP.

As at the date of the policy change, all individual foreign currency derivative financial instruments executed prior to October 1, 2004 that remained unsettled and all foreign currency derivative financial instruments executed after the policy change have been evaluated at the earlier of October 1, 2004 or their transaction date to determine whether the criteria for hedge accounting under FAS 133 could be satisfied. Those contracts for which hedge accounting was deemed appropriate and supportable under FAS 133 were formally designated and documented as hedges on October 1, 2004 or on their transaction date, if later, in accordance with the hedge documentation requirements set out in FAS 133 and EITF Topic D-102. This documentation was contemporaneously executed for each individual contract and included, but was not limited to, the paragraph 28 (a) requirements. As a result of this exercise, not all contracts qualified and therefore we have designated only a subset of the total contracts as individual hedges. This documentation included the following:

•	date of designation;

•	risk management objective and the nature of the risk being hedged, including the fact that the hedge is a foreign currency cash flow hedge;

•	the identification of the hedging instrument;

•	the specific hedged transaction;

•	the hedged risk;

•	how hedge effectiveness will be assessed;

•	how hedge ineffectiveness will be measured; and

•	anticipated effect of the hedge on the income statement.

In addition, we have performed regular prospective and retrospective effectiveness tests on a timely and consistent basis for each hedge. These tests results have been successful.

We would also like to point out that due to the time lag between original execution of the contract and the inception of the hedging relationship (October 1, 2004) that each of these contracts entered into prior to October 1, 2004 had an existing fair value as of October 1, 2004. The aggregate fair value of these contracts, as of the date of designation, was disclosed in Note 33 (b) on page F-61 together with aggregate amount of ineffectiveness recognised through earnings for the year ended December 31, 2004 as required by FAS 133.

Comment 6 – Note 33(b). Financial Instruments and hedge accounting, page F-60. We note that you entered a three-year interest rate swap in December of 2003 and formally designated it as a hedge in January 2004. Please tell us why your accounting is appropriate under paragraph 28(a) of FAS 133.

Response 6.

As disclosed in Note 33 (b) to the financial statements, the Group executed a three-year interest rate swap in December 2003 to hedge the variability in future cash flows attributable to changes in benchmark interest rates on the senior credit agreements.

Under US GAAP, the swap was not accounted for as a hedge from inception (December 2003), as the formal documentation required by paragraph 28(a) of FAS 133 was not executed until January 2004. The formal designation requirements as outlined in comment 5 above were satisfied in January 2004 when the documentation was executed and hedge accounting has been applied since that date.

As with the foreign currency derivative financial instruments described in response 5 above, we would also like to point out that due to the time lag between original execution of the swap (December 2003) and the inception of the hedging relationship (January 1, 2004) that the instrument had an existing fair value as of October 1, 2004. This was assessed and included as part of the documentation put in place for the swap. The fair value of the swap, as of the date of designation, was disclosed in Note 33 (b) on page F-61 together with the aggregate amount of ineffectiveness as a result of the day one fair value and recognised through earnings for the year ended December 31, 2004 as required by FAS 133.

Comment 7 – Note 33(f). Acquisition, page F-64. Please tell us why other customer-related intangible assets (eg Customer relationship, distribution agreement etc) were not separately recognised under paragraph 39 of FAS 141

Response 7.

The Company did not recognise the customer relationship or distribution agreements as separate intangible assets during the acquisition process for the following reasons:

We do not directly enter into a contract with any subscriber/customer. We have a contract with a distribution partner (DP) for the provision of services; the DP in turn has a contract with an Inmarsat Service Provider (ISP) or the DP is itself an ISP in its own right. The ISP has the contract with the customer. As a result, it is not possible to assign any value to the customer relationship. It could be argued that there is value within the distribution agreement with the DP. However, the DP typically provides a portfolio of satellite services provided by a number of operators, from which the ISP on behalf of the customer can choose based around its specific needs. For many of our services and segments, the DP is largely neutral in this process. Our agreements with DPs are on a non-exclusive basis, which is why the Company has determined that the distribution agreements did not represent an income producing asset as one would typically expect, and therefore it cannot be viewed as a separate intangible asset.

The majority of our services are provided on a demand assigned basis and therefore revenues are not predictable. Equally, our distribution agreements do not incorporate any requirements for specified, annual or other revenue values.

It should be noted that we employed Standard & Poor’s (as independent advisors) to carry out a valuation of our tangible and identifiable intangible assets in line with FAS141, and Standard & Poor’s determined, in line with our view, that these assets were not separately identifiable and therefore an allocation of the purchase price was not deemed necessary.

Comment 8 – Inmarsat Finance plc and Inmarsat Group Limited. Please comply with all the applicable comments above.

Response 8.

The responses provided in 1, 2, and 4 through 7 are also applicable to the Inmarsat Group Limited financial statements included in the relevant annual report on Form 20-F and will be addressed in a manner consistent with that outlined above, and where relevant, in future Form 20-F filings for Inmarsat Group Limited.

The responses provided in 2 and 4 through 7 are not applicable to the Inmarsat Finance plc financial statements included in the relevant annual report on Form 20-F.

Responses provided in item 3 above are not applicable to the Inmarsat Finance plc financial statements included in the relevant report on Form 20-F filed for Inmarsat Finance plc and its co-registrants, including Inmarsat Group Limited, as the Senior Note guarantees are not considered full and unconditional. Inmarsat Finance plc and its co-registrants are not seeking to rely on any exceptions provided by paragraphs (b) through (f) of Rule 3-10. For further information regarding the approach Inmarsat Finance plc and its co-registrants take in the preparation of their annual report on Form 20-F, please see the letter from our external counsel Clifford Chance LLP to Paul Dudek dated November 24, 2004 (a copy of which we enclose herewith for your convenience).

Comment 9 – Inmarsat Leasing (Two) Limited Financial Statements, page F-218. We note that the audit report is dated April 21, 2004 and covers the years ended December 31, 2002, 2003 and 2004. Please revise or advise.

Response 9.

Our independent Registered Public Accountants have confirmed to us that the date of the Inmarsat Leasing (Two) Limited Report represents a typographical error; the date should have been reflected as April 29, 2005. We note that the filing includes five other reports issued on this date, and we believe that investors would recognize the date reference you cited in the Inmarsat Leasing (Two) Limited report as a typographical error. In light of this and the short remaining life of this report, our legal counsel has confirmed that they do not believe it is necessary to amend our Form 20-F filing for 2004 to address this typographical error, and accordingly, we do not propose to make such amendment at this time. However, we will coordinate closely with our independent Registered Public Accountants to avoid the recurrence of typographical errors of this nature in our future EDGAR filings.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at +44 207 728 1210 or +44 207 728 1231 if you have any questions regarding this submission. Also note that my fax number is +44 207 728 1440.

Yours sincerely

Rick Medlock

Chief Financial Officer

Enclosure

Copies to:

Securities and Exchange Commission

Michael Henderson

Dean Suehiro

Inmarsat plc

Rick Medlock

Alison Horrocks

PricewaterhouseCoopers LLP

Jeremy Booker (Engagement and audit partner)

Tom Quinn (SECPS reviewer)

CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP
10 UPPER BANK STREET LONDON E14 5JJ
TEL +44 (0)20 7006 1000 FAX +44 (0)20 7006 5555 DX 149120 CANARY WHARF 3 www.cliffordchance.com

I2244/00104/052985	November 24, 2004

+44 (0)20 7006 2096

BY COURIER

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Judiciary Plaza

Washington, DC 20549

United States of America

Paul Dudek

Dear Paul:

We are special United States counsel to Inmarsat Finance plc (the “Issuer”). In early 2004, the Issuer issued $477.5 million of senior notes (the “Notes”) in international offerings, which included sales pursuant to Rule 144A (“Rule 144A”) under the U.S. Securities Act of 1933, as amended, (the “Securities Act”). The Notes are guaranteed (the “Guarantees”) by Inmarsat Group Limited (the “Parent Guarantor”), and by Inmarsat Ventures Limited, Inmarsat Investments Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited (collectively, the “Subsidiary Guarantors” and together with the Parent Guarantor, the “Guarantors”).

In October 2004, the Issuer and the Guarantors (collectively, the “Registrants”) completed an exchange offer (the “Exchange Offer”) of registered Notes for the unregistered Notes. The Exchange Offer was registered under the Securities Act on a Form F-4 registration statement (File No. 333-115865) (the “Registration Statement”). As a result of the Exchange Offer, the Registrants are subject to the periodic reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Section 15(d) thereunder. Due to provisions in the Guarantees requiring a standstill on enforcement under certain circumstances, the Guarantees are not “full and unconditional” within the meaning of Rule 3-10 of Regulation S-X. Accordingly, the Subsidiary Guarantors would not be permitted to omit financial statements by Rule 3-10 and, therefore, are not entitled to rely on the exemption from the obligation to file periodic reports under the Exchange Act otherwise available to subsidiary guarantors under Rule 12h-5 under the Exchange Act.

For the reasons discussed below, the Registrants propose to satisfy their periodic reporting obligations by filing a single annual report on Form 20-F (the “Consolidated Form 20-F”), which contains disclosure concerning the consolidated group (the “Group”) (including an Operating and Financial Review discussing the consolidated results of the Parent Guarantor), together with audited financial statements for each of the Registrants (the “Proposal”).

For more details of the Proposal, see Annex I hereto. For a brief description of the Registrants, see Annex II hereto, and for a full description of the Registrants, see the Registration Statement (a copy of which we enclose herewith for your convenience).

I. BACKGROUND

Inmarsat is a leading provider of global mobile satellite communications services. It has been designing, implementing and operating satellite networks for over 24 years. From its fleet of nine geostationary satellites, it provides a wide range of voice and data services, including telephony, fax, video, email and intranet and internet access.

The entity which later became Inmarsat began operating in 1979 as an international governmental organization formed pursuant to the Convention on the International Maritime Satellite Organization. Its original purpose was to provide the satellite capacity necessary to improve maritime communications, with a particular emphasis on distress and safety communications in the maritime sector.

II. BASIS FOR THE REGISTRANTS’ PROPOSAL

Separate annual reports would not provide additional material information to holders of the Notes that would not be contained in the Consolidated Form 20-F.

As the structure chart in Annex II illustrates, Inmarsat Group Limited is effectively the “parent” of the Group of Registrants. This characterization is supported by the covenants of the Notes, which impose restrictions on Inmarsat Group Limited and any of its Restricted Subsidiaries (as such term is defined in the indenture governing the Notes). Disclosure relating to Inmarsat Group Limited on a consolidated basis is therefore the most relevant disclosure for holders of the Notes, and relates to the operations of all of the Guarantors. With the exception of separate financial statements for each Guarantor (which would be provided under the Proposal), separate Annual Reports for the Issuer and other Subsidiary Guarantors would contain no material additional information for investors for the reasons discussed below:

The Issuer

The Issuer is a finance subsidiary with no operations other than the issuance of the Notes and the loan of the proceeds to Inmarsat Investments Limited. It has no employees. As described in Annex I, the “Description of the Group” section of the Consolidated Form 20-F will disclose this information. A separate Annual Report on Form 20-F would contain a brief statement of this function and a cursory “Operating and Financial Review” regarding the Issuer’s financial results (showing no material profit or loss, as all interest income from the subordinated intercompany loans will be used to pay interest on the Notes).

Inmarsat Investments Limited

Inmarsat Investments Limited is an intermediate holding company immediately below Inmarsat Group Limited. It conducts no operations of its own and has no employees. As described in Annex I, the “Description of the Group” section of the Consolidated 20-F will disclose this information. With the exception of the shareholder funding loan at Inmarsat Group Limited (described on pages 135-150 of the Registration Statement), its consolidated financial results will be identical to those of Inmarsat Group Limited. Any separate description of its business would be identical to that of Inmarsat Group Limited.

Inmarsat Ventures Limited

Inmarsat Ventures Limited is an intermediate holding company immediately below Inmarsat Investments Limited. It conducts no operations of its own and has no employees. As described in Annex I, the “Description of the Group” section of the Consolidated Form 20-F will disclose this information. With the exception of the shareholder funding loan at Inmarsat Group Limited and loans under a senior credit agreement and the subordinated intercompany note proceeds loans at Inmarsat Investments Limited (described on pages 135-150 of the Registration Statement), its consolidated financial results will be identical to those of Inmarsat Group Limited. Any separate description of its business would be identical to that of Inmarsat Group Limited.

Inmarsat Limited

Inmarsat Limited is the principal operating company in the Group. With the exception of three satellites owned by Inmarsat Leasing (Two) Limited and launch contracts and launch insurance that Inmarsat Launch Company Limited owns, it holds the vast majority of all Group assets and employees, and coordinates all sales activities. As described in Annex I, the “Description of the Group” section of the Consolidated Form 20-F will disclose this information. Accordingly, any separate business description would be substantially similar to that of Inmarsat Group Limited, and any separate discussion of its financial results would reveal no material trend not otherwise disclosed in the Consolidated Form 20-F.

Inmarsat Leasing (Two) Limited

Inmarsat Leasing (Two) Limited owns three Inmarsat satellites (out of a total of nine Group satellites) and has no employees. A separate Annual Report on Form 20-F would contain only a brief statement of this information and a very brief “Operating and Financial Review” regarding its financial results. Because the three satellites owned by Inmarsat Leasing (Two) Limited are used to provide the same services as the satellites held by Inmarsat Limited, the Registrants believe that any discussion in a separate “Operating and Financial Review” prepared for Inmarsat Leasing (Two) Limited would disclose no material trends not otherwise disclosed in the Consolidated Form 20-F.

Inmarsat Launch Company Limited

Inmarsat Launch Company Limited’s activities are limited to holding launch contracts and obtaining launch insurance in connection with future satellite launches. As described in Annex I, the “Description of the Group” section of the Consolidated Form 20-F will disclose this information. A separate business description would add no additional information. The financial statements of Inmarsat Launch Company Limited will show no material profit or loss, as all revenues and costs are passed through to other Group companies. Accordingly, a separate “Operating and Financial Review” would disclose no material trends or information which is not otherwise disclosed in the Consolidated Form 20-F.

The Proposal provides a level of disclosure equivalent to the disclosure approved in connection with the Exchange Offer.

In October 2004, the Registrants completed the registered Exchange Offer. The level of disclosure and financial statements the Group would provide in the Consolidated Form 20-F as set forth in the Proposal are equivalent to the level of disclosure and the financial statements contained in the Registration Statement. The Registrants believe that there is no compelling reason why ongoing reporting requirements of the Registrants under the Exchange Act should be greater or more stringent that those required for a public offering under the Securities Act.

Preparation of separate annual reports would impose significant costs on the Registrants.

As disclosed above, the Registrants do not believe that separate annual reports would provide holders of the Notes with any material additional information that would not be contained in a Consolidated Form 20-F prepared as discussed in Annex I. However, the preparation of five Annual Reports (in addition to the Annual Report of Inmarsat Group Limited) would clearly result in significant additional expense of the Registrants, both in terms of financial cost and opportunity cost due to lost management time.

The Consolidated Form 20-F to be filed for the 2004 fiscal year will be consistent with voluntary ongoing disclosure by Inmarsat Group Limited when the reporting obligations of the Issuer and the Subsidiary Guarantors are suspended in accordance with Section 15(d) of the Exchange Act.

The Registrants believe that the Notes are held by significantly fewer than 300 persons in the United States. Accordingly, after the Registrants comply with their reporting obligations for the 2004 fiscal year, it is likely that the Registrants’ reporting obligations will be automatically suspended in accordance with Section 15(d). However, while the Notes remain outstanding, Inmarsat Group Limited will continue to file voluntarily an Annual Report on Form 20-F, as well as quarterly financial information on Form 6-K, in order to comply with its obligations under the indenture governing the Notes. These future Annual Reports will be substantially consistent with the Consolidated Form 20-F (with the exception of the financial statements of the Issuer and the Subsidiary Guarantors, which will not be included). The Registrants do not believe that holders of the Notes will significantly benefit from receiving separate Annual Reports on Form 20-F for the Issuer and the Subsidiary Guarantors covering the 2004 fiscal year if, as is likely, they will not receive any separate reports from the Registrants in the future.

* * * * * * * *

We would like to discuss the Proposal with you, if possible. Please call the undersigned on +44 20 7006 2096 to arrange an appropriate time for a telephone call.

Sincerely,

/s/ JOHN W CONNOLLY III
John W Connolly III

cc:	Alison Horrocks - Inmarsat Neil Murrin - Inmarsat

ANNEX I - THE PROPOSAL

The Consolidated Form 20-F would be prepared on the following basis. References to the “Group” refer to Inmarsat Group Limited and its consolidated subsidiaries.

		Item of Form 20-F	Description
1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	N/A

2.		OFFER STATISTICS AND EXPECTED TIMETABLE	N/A

3.		KEY INFORMATION

	A.	Selected Financial Data	Consolidated financial information of Inmarsat Group Limited only.

	B.	Capitalization and Indebtedness	N/A

	C.	Reasons for the Offer and Use of Proceeds	N/A

	D.	Risk Factors	Discussion of risks that would be material to the Group as a whole or otherwise material to holders of the Notes.

4.		INFORMATION ON THE COMPANY	Discussion of the business of the Group as a whole.

5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	Discussion of the operating and financial results of the Group (i.e., Inmarsat Group Limited’s consolidated financial statements)

6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	Disclosure of the Board of Directors of Inmarsat Group Holdings Limited (the ultimate parent of Inmarsat Group Limited), limited disclosure regarding the Boards of Directors of the Issuer and each Guarantor and disclosure regarding senior executives of the Group.

7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	Disclosure based on transactions between any Group member and the shareholders or affiliates of Inmarsat Group Limited.

8.		FINANCIAL INFORMATION	Financial information to be provided based on consolidated financial statements of Inmarsat Group Limited.

9.		THE OFFER AND LISTING	N/A

10.		ADDITIONAL INFORMATION

	A.	Share Capital	N/A

	B.	Memorandum and Articles of Association	Information to be provided for Inmarsat Group Limited only.

	C.	Material Contracts	Material contracts of the Group to be disclosed.

	D.	Exchange Controls	To be disclosed on a Group basis.

	E.	Taxation	Normal tax disclosures to be provided.

	F.	Dividends and Paying Agents	N/A

	G.	Statement by Experts	N/A

	H.	Documents On Display	Normal disclosure regarding SEC filed contracts to be provided.

	I.	Subsidiary Information	N/A

11.		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Information to be provided on a consolidated basis for Inmarsat Group Limited.

12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	N/A

13.		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Disclosure of any item material to the Group.

14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Normal disclosure if required relating to the Notes.

15.	CONTROLS AND PROCEDURES	Discussion of the controls and procedures for each Group member.

16A.	AUDIT COMMITTEE FINANCIAL EXPERT	Disclosure of the audit committee financial expert for the boards of directors for each Group member.

16B.	CODE OF ETHICS	Disclosure of the codes of ethics for each Group member.

16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	Disclosure of the fees and services for the Group as a whole.

16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	N/A

16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	N/A

17.	FINANCIAL STATEMENTS	See item 18., below.

18.	FINANCIAL STATEMENTS

Financial statements to be provided:

•    consolidated financial statements of Inmarsat Group Limited;

•    consolidated financial statements of Inmarsat Investments Limited;

•    consolidated financial statements of Inmarsat Ventures Limited;

•    financial statements of Inmarsat Limited;

•    financial statements of Inmarsat Leasing (Two) Limited;

•    financial statements of Inmarsat Launch Company Limited; and

•    financial statements of Inmarsat Finance plc

19.	EXHIBITS	Normal list of exhibits provided.

In addition to the foregoing, the Consolidated Form 20-F will contain a “Description of the Group” section, which will contain a Group structure chart together with a brief description of each of the Registrants.

The Consolidated Form 20-F will include Section 302 and Section 906 Certifications from the Chief Executive Officer and Chief Financial Officer of the Issuer and of each Guarantor.

As discussed in this request letter, the Registrants believe that the Notes are held by significantly fewer than 300 persons in the United States, and after the Registrants comply with their reporting obligations for the 2004 fiscal year, it is likely that their reporting obligations will be automatically suspended in accordance with Section 15(d). However, in the event that automatic suspension is not available, beginning with the Consolidated Form 20-F for the 2005 fiscal year (the first fiscal year ending on or after the July 15, 2004 compliance date set by SEC Release No. 33-8392), the Consolidated Form 20-F will include management’s annual report on internal control over financial reporting for each Registrant, as required by Item 15(b) of Form 20-F. The Registrants’ auditor will attest to, and report on, each of these internal control reports.

ANNEX II - DESCRIPTION OF EACH REGISTRANT

Current Corporate Structure

The following chart sets forth the current corporate structure of the Registrants:

(1)	On November 24, 2004, Inmarsat Finance II plc expects to close a transaction that will involve the issuance of $450,000,000 aggregate principal amount at maturity of 10 3/8% senior discount notes due 2012 (the “Discount Notes”). The Discount Notes will be guaranteed by Inmarsat Holdings Limited only. Shortly after the issuance of the Discount Notes, Inmarsat Finance II plc and Inmarsat Holdings Limited intend to file a Form F-4 registration statement relating to a registered exchange offer for the Discount Notes. We are not requesting any relief for the Exchange Act reporting obligations that Inmarsat Holdings Limited will have following the contemplated exchange offer.

The Registrants

Inmarsat Finance plc - Issuer

Inmarsat Finance plc is a finance company whose sole purpose is to issue the Notes, and to loan the proceeds to Inmarsat Investments Limited pursuant to subordinated intercompany note proceeds loans.

Inmarsat Group Limited - Parent Guarantor

Inmarsat Group Limited is the parent holding company and does not conduct any business operations directly. Its only significant assets are the shares of Inmarsat Finance plc and of Inmarsat Investments Limited. Excluding its guarantee of the Notes, its only indebtedness is a subordinated shareholder loan of $523.3 million (borrowed in connection with the Acquisition, as described on pages 30-31 of the Registration Statement).

Inmarsat Investments Limited - Subsidiary Guarantor

Inmarsat Investments Limited is an intermediate holding company whose only assets are the shares in Inmarsat Ventures Limited. Inmarsat Investments Limited is the borrower of $800 million under a senior credit agreement (as described on pages 135-138 of the Registration Statement), and also is the borrower of the $477.5 million subordinated intercompany note proceeds loans from the Issuer.

Inmarsat Ventures Limited - Subsidiary Guarantor

Inmarsat Ventures Limited is an intermediate holding company. Its only significant assets are the shares of Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. It also holds shares in a number of other subsidiary companies. The International Maritime Satellite Organisation holds one Inmarsat Ventures Limited special rights non-voting redeemable preference share of £1.00.

Inmarsat Limited - Subsidiary Guarantor

Inmarsat Limited is the Group’s principal operating company. Inmarsat Ventures Limited holds 100% of its shares.

Inmarsat Leasing (Two) Limited - Subsidiary Guarantor

In 2002, a wholly-owned subsidiary of Inmarsat Limited, Inmarsat Leasing Limited, transferred ownership of three of its satellites to a newly formed company, Inmarsat Leasing (Two) Limited, in connection with a financing transaction. Inmarsat Leasing (Two) Limited conducts no other operations.

Inmarsat Launch Company Limited - Subsidiary Guarantor

Inmarsat Launch Company Limited was formed in 2004 in the Isle of Man. Inmarsat Launch Company Limited will be assigned launch contracts relating to the Inmarsat-4 satellites and will be the beneficiary of the Inmarsat-4 launch insurance.